UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Amendment No. 1

Under the Securities Exchange Act of 1934*

TeraForce Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88077T 10 9

(CUSIP Number)

August 18, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:	☐Rule 13d-1(b) ☒Rule 13d-1(c) ☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. -Common Stock 88077T 10 9			Page 2 of 7

1.	Name of Reporting Person: SSJ Enterprises, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: Common Stock- 4,333,333*

		6.	Shared Voting Power: Common Stock- 0

		7.	Sole Dispositive Power: Common Stock- 4,333,333*

		8.	Shared Dispositive Power: Common Stock- 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock- 4,333,333*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Common Stock- 3.14%

12.	Type of Reporting Person: CO

* Includes 4,333,333 shares of common stock that may be acquired upon the exercise of warrants.

Page 3 of 7 Pages

Item 1(a)	Name of Issuer:

TeraForce Technology Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1240 East Campbell Drive, Richardson, TX 75081

Item 2(a)	Name of Person Filing:

SSJ Enterprises, LLC

Item 2(b)	Addresses of Principal Business Office or, if none, Residence:

992 East Seventh Street Brooklyn, NY 11230 Attn: Stephen Jemal

Item 2(c)	Citizenship:

Not applicable.

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

Common Stock — 88077T 10 9

Page 4 of 7 Pages

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	Amount beneficially owned:

As of August 18, 2003, SSJ Enterprises, LLC was the beneficial owner of 4,333,333 shares (including 4,333,333 shares of Common Stock that may be acquired upon the exercise of warrants) of Common Stock of TeraForce Technology Corporation.

	(b)	Percent of Class:

Common Stock — 3.14%*

* Includes 4,333,333 shares of Common Stock that may be acquired upon the exercise of warrants.

Page 5 of 7 Pages

     (c) Number of shares as to which each person has:

(i) sole power to vote or to direct the vote:

Common Stock — 4,333,333

* Includes 4,333,333 shares of Common Stock that may be acquired upon the exercise of warrants.

(ii) shared power to vote or to direct the vote:

Common Stock — 0

(iii) sole power to dispose or to direct the disposition of:

Common Stock — 4,333,333*

* Includes 4,333,333 shares of Common Stock that may be acquired upon the exercise of warrants.

(iv) shared power to dispose or to direct the disposition of:

Common Stock — 0

Page 6 of 7 Pages

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2004

/s/ SSJ Enterprises, LLC
SSJ Enterprises, LLC
By: Stephen S. Jemal Title: Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).